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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                        Warrants to Purchase Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                     37935Y
                                     ------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                        One S.E. Third Avenue, Suite 2800
                         Miami, FL 33131 (305) 374-5600
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 1996
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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(1)      Name of Reporting Person.  S.S. or I.R.S.             Norton Herrick
         Identification No. of Above Person

(2)      Check the Appropriate Box if                          (a)
         a Member of a Group (See Instructions)                (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                    PF

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                  United States

Number of Shares           (7)      Sole Voting Power          250,000
     Beneficially
     Owned by Each         (8)      Shared Voting Power        -0-
     Reporting
     Person With           (9)      Sole Dispositive Power     250,000

                           (10)     Shared Dispositive Power   -0-

(11)     Aggregate Amount Beneficially                         250,000
         owned by Each Reporting Person

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                          4.9%
         by Amount in Row (11)

(14)     Type of Reporting Person (See Instructions)           IN



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         The Reporting Person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D dated April 17, 1995 (the "Original Schedule 13D"). For further information regarding any of the items amended and restated herein, reference is made to the Original Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Global Telecommunication Solutions, Inc., a Delaware corporation (the "Issuer"), and to warrants to purchase Common Stock of the Issuer (the "Warrants").(1) The principal executive offices of the Issuer are located at 40 Elmont Road, Elmont, New York 11003.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Mr. Norton Herrick ("Mr. Herrick") whose business address is 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431. Mr. Herrick is Chairman and Chief Executive Officer of The Herrick Company, which is a diversified holding company and management firm for Mr. Herrick's real estate and corporate investments, headquartered at 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431.

         Mr. Herrick is a citizen of the United States. Mr. Herrick has not, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Herrick used personal funds in making his purchases of the Common Stock and the Warrants. Mr. Herrick paid an aggregate purchase price of $572,000 for 100,000 shares of Common Stock. The total purchase price for the Warrants is as follows: (a) Warrants to purchase 350,000 shares of Common Stock were issued to Mr. Herrick in connection with a loan to the Issuer of $350,000 prior to the Issuer's initial public offering, and (b) Mr. Herrick paid $2,500 for Warrants to purchase 25,000 shares of Common Stock issued to him in the Issuer's initial public offering. Mr. Herrick's source of funds for the exercise of the Warrants is undetermined as of the date hereof, but most likely will come from personal funds.
--------
         (1) Each of the Warrants entitles the registered holder thereof to purchase one share of Common Stock at an exercise price of $4.00 per share at any time during the period commencing June 15, 1995 and ending December 14, 1999.


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ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Herrick acquired the Common Stock and Warrants for investment purposes and has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of May 30, 1996, Mr. Herrick may be deemed to beneficially own 250,000 shares of Common Stock (which includes 233,000 shares of Common Stock issuable upon exercise of Warrants), representing approximately 4.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 4,912,801 shares of Common Stock outstanding as of April 9, 1996, as reported on the Issuer's annual report on Form 10-K for the year ending December 31, 1995, plus the 233,000 shares of Common Stock issuable upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick has the sole power to vote and the sole power to dispose of all of the 250,000 shares of Common Stock which he may be deemed to beneficially own described above.

         As of November 9, 1995, Mr. Herrick beneficially owned 318,000 shares of Common Stock (including 243,000 shares issuable upon exercise of Warrants), representing approximately 9.4% of the outstanding shares of Common Stock (based on 3,141,678 shares of Common Stock outstanding as of November 15, 1995). As of March 1, 1996, Mr. Herrick beneficially owned 308,000 shares of Common Stock (including 233,000 shares issuable upon exercise of Warrants), representing approximately 6% of the outstanding shares of Common Stock (based on 4,912,801 shares of Common Stock outstanding as of April 9, 1996).

         (c) The only transactions in any securities of the Issuer that were effected during the past sixty days by Mr. Herrick were the following:

                           (1) On July 7, 1995, Mr. Herrick sold Warrants to purchase 15,000 shares of Common Stock at $2 5/8 per Warrant on the open market.

                           (2) On November 9, 1995, Mr. Herrick sold 25,000 shares of Common Stock at $5 1/2 per share on the open market.

                           (3) On March 1, 1996, Mr. Herrick sold Warrants to purchase 10,000 shares of Common Stock at $2 7/16 per Warrant on the open market.

                           (4) On March 14, 1996, Mr. Herrick sold 5,000 shares of Common Stock at $6.00 per share on the open market.



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                           (5)      On March 21, 1996, Mr. Herrick sold Warrants
                                    to purchase 5,000 shares of Common Stock at $2 1/4 per Warrant on the open market.(2)

                           (6) On March 22, 1996, Mr. Herrick sold Warrants to purchase 4,000 shares of Common Stock at $2 1/4 per Warrant on the open market.(2)

                           (7) On March 25, 1996, Mr. Herrick sold Warrants to purchase 14,500 shares of Common Stock at $2 1/4 per Warrant on the open market.(2)

                           (8) On March 26, 1996, Mr. Herrick sold Warrants to purchase 2,000 shares of Common Stock at $2 3/8 per Warrant on the open market.(2)

                           (9) On March 27, 1996, Mr. Herrick sold Warrants to purchase 15,000 shares of Common Stock at $2 5/16 per Warrant on the open market.(2)

                           (10) On March 28, 1996, Mr. Herrick sold Warrants to purchase 5,000 shares of Common Stock at $2 1/4 per Warrant on the open market.(2)

                           (11) On March 29, 1996, Mr. Herrick sold Warrants to purchase 4,400 shares of Common Stock at $2 1/8 on the open market.(2)

                           (12) On April 4, 1996, Mr. Herrick sold 5,000 shares of Common Stock at $5 1/2 per share on the open market.

                           (13) On April 9, 1996, Mr. Herrick sold 2,000 shares of Common Stock at $5 5/8 per share on the open market.

                           (14) On April 12, 1996, Mr. Herrick sold 1,000 shares of Common Stock at $5 3/4 per share on the open market.

                           (15) On April 15, 1996, Mr. Herrick sold 10,000 shares of Common Stock at $5 7/32 per share on the open market.

-----------------------

(2) Represents the sale of Warrants that Mr. Herrick did not beneficially own.



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                           (16)     On May 22, 1996, Mr. Herrick sold 10,000
                                    shares of Common Stock at $ 5 5/8 per share on the open market.

                           (17)     On May 23, 1996, Mr. Herrick sold 10,000
                                    shares of Common Stock at $6 per share on the open market.

                           (18)     On May 29, 1996, Mr. Herrick sold 10,000
                                    shares of Common Stock at $6 per share on the open market.

                           (19) On May 31, 1996, Mr. Herrick sold 5,000 shares of Common Stock at $6 1/8 per share on the open market.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Herrick is not a party to any contract, arrangement, understanding or relationship with the Issuer or any other person with respect to any Securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 1997                         /s/ Norton Herrick
                                               ----------------------
                                               Norton Herrick